LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JOHANNESBURG

03037868

SUPPL

03 DEC -2 AM 7:21

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

November 27, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since November 24, 2003 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

dlw 12/3

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Suely Kim

Schedule I

1. Quarterly Information for the period ended September 30, 2003, dated November 04, 2003 (English translation attached hereto as Exhibit 1).

TABLE OF CONTENTS

03 DEC -2 AM 7:21

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

(1)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 11/04/2003

Person in charge: Carlos Aurélio Martins Pimentel

Area Code and Telephone Number: 032 3429-6226

Quantity of diskettes produced: 1

03 DEC -2 AM 7:21

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE 3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS Praça Rui Barbosa, 80			2 - LOCALITY OR DISTRICT Centro	
3 - CEP 36770-901	4 - MUNICIPALITY Cataguases		5 - UF (Federal Unit-State) MG	
6 - DDD 32	7 - TELEPHONE 3429-6000	8 - TELEPHONE 3429-6282	9 - TELEPHONE 3429-6226	10 - TELEX
11 - DDD 32	12 - Fax: 3429-6317	13 - Fax: 3429-6480	14 - FAX -	
15 - E-MAIL stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME Maurício Perez Botelho				
2 - COMPLETE ADDRESS Praça Rui Barbosa, 80			3 - Locality or District Centro	
4 - CEP 36770-901	5 - MUNICIPALITY Cataguases			6 - UF MG
7 - DDD 32	8 - Telephone 3429-6000	9 - Telephone 3429-6282	10 - Telephone 3429-6337	11 - Telex
12 - DDD 32	13 - Fax 3429-6480	14 - Fax 3429-6317	15 - Fax -	
16 - E-mail mbotelho@cataguazes.com.br				

01.04 - ITR´S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	1	04/01/2003	06/30/2003
9-NAME / CORPORATE NAME OF AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10- CVM CODE 00385-9	
11-NAME OF THE RESPONSIBLE TECHNICIAN Marcelo C. Almeida						12-CPF OF RESPONSIBLE TECHNICIAN 335.905.597-72	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 09/ 30/ 2003	2 06/ 30/ 2003	3 09/ 30/ 2002
Paid in Capital			
1 - Common shares	51,218,232	51,218,232	48,662,898
2 - Preferred shares	82,645,663	82,645,663	78,534,330
3 - Total	133,863,895	133,863,895	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	2,608,274
6 - Total	2,624,829	2,624,829	2,624,829

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
11/04/2003	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-09/30/2003	4-06/30/2003
1	Total assets	866,674	881,305
1.01	Current assets	70,258	86,878
1.01.01	Cash on hand	8,660	2,631
1.01.01.01	Cash and banks	3,559	2,188
1.01.01.02	Marketable securities	5,101	443
1.01.02	Credits	43,214	65,457
1.01.02.01	Account receivable from Clients/Consumers	37,996	58,010
1.01.02.02	Notes and other accounts receivable	3,127	3,231
1.01.02.03	Extraordinary tariff recovery	6,404	8,234
1.01.02.04	Allowance for doubtful accounts	(4,313)	(4,018)
1.01.03	Stocks / Inventories	415	421
1.01.04	Others	17,969	18,369
1.01.04.01	Recoverable taxes	8,089	8,726
1.01.04.02	Prepaid expenses	5,687	2,379
1.01.04.03	Low-Income Consumers	1,514	4,968
1.01.04.04	Others	2,679	2,296
1.02	Long term assets	185,764	186,566
1.02.01	Miscellaneous credits	17,174	16,577
1.02.01.01	Account receivable from Clients/Consumers	9,280	8,740
1.02.01.02	Notes and other accounts receivable	7,894	7,837
1.02.01.03	Extraordinary tariff recovery		0
1.02.02	Credits from related entities	115,040	115,844
1.02.02.01	Affiliates		
1.02.02.02	Subsidiaries	115,040	115,844
1.02.02.03	Other related entities		
1.02.03	Others	53,550	54,145
1.02.03.01	Judicial deposits	467	463
1.02.03.02	Tax credits	40,006	40,006
1.02.03.03	Recoverable taxes	1,151	1,223
1.02.03.04	Emergency Energy Rationing Program	10,215	10,636
1.02.03.05	Other	1,711	1,817
1.03	Permanent assets	610,652	607,861
1.03.01	Investments	434,187	429,973
1.03.01.01	Holdings in affiliates	10,145	10,145
1.03.01.01.01	Cia Industrial Cataguases	9,979	9,979
1.03.01.01.02	Cataguazes Serviços Aereos	166	166
1.03.01.02	Holdings in subsidiaries	423,869	419,667
1.03.01.02.01	Energisa S/A	353,333	350,656
1.03.01.02.02	Multipar S/A	641	606
1.03.01.02.03	Multiagro Ltda.	645	696
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	24,254	23,805
1.03.01.02.05	Goodwill premium at CENF's investment	34,658	34,047
1.03.01.02.06	Telecabo S/A	258	258
1.03.01.02.07	MCL Cabo S/A	68	67
1.03.01.02.08	Cat-Leo Energia S/A	10,012	9,532
1.03.01.03.	Other Investments	173	161
1.03.02	Fixed assets	175,322	176,698
1.03.02.01	Hydraulic energy generation	64,449	64,090
1.03.02.02	Transmission system relating to generation	13,883	11,747
1.03.02.03	Distribution lines, nets, substations	246,285	241,627
1.03.02.04	Sales	3,604	2,496
1.03.02.05	Management	25,611	25,541
1.03.02.06	Fixed assets in progress	17,090	22,729
1.03.02.07	Accumulated depreciation	(117,976)	(114,440)
1.03.02.08	(-) Special Obligations	(77,624)	(77,092)
1.03.03	Deferred	1,143	1,190
1.03.03.01	Costs of Software acquisition	1,551	1,531
1.03.03.02	(-) Accumulated Amortization	(408)	(341)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-09/30/2003	4-06/30/2003
2	Total liabilities	866,674	881,305
2.01	Current liabilities	196,603	217,155
2.01.01	Loans and financing	91,042	102,950
2.01.02	Debentures	46,689	42,879
2.01.03	Suppliers	25,259	25,757
2.01.04	Taxes, fees and contributions	22,345	32,809
2.01.04.01	VAT (ICMS) payable	5,298	5,226
2.01.04.02	Taxes and social charges payable	544	1,333
2.01.04.03	Income tax withheld at the source	687	6,722
2.01.04.04	Social contribution (PIS/COFINS) payable	2,261	3,071
2.01.04.05	VAT ICMS payments	12,494	15,080
2.01.04.06	Social contribution (PIS/COFINS) payments	28	206
2.01.04.07	Other	1,033	1,171
2.01.05	Dividends payable		
2.01.06	Provisions	2,700	2,276
2.01.06.01	Vacation and salaries	2,700	2,276
2.01.07	Debt owed to affiliates		
2.01.08	Others	8,568	10,484
2.01.08.01	Salaries payable	19	20
2.01.08.02	Participation payable		267
2.01.08.03	Consumer charges payable	1,013	1,008
2.01.08.04	Interest on own capital payable	897	897
2.01.08.05	Indebtedness charges payable	607	246
2.01.08.06	Low-Income Consumers	4,231	5,417
2.01.08.07	Others	1,801	2,629
2.02	Long term liability	358,955	344,234
2.02.01	Loans and financing	65,482	51,433
2.02.02	Debentures	107,379	113,348
2.02.03	Provisions	3,135	2,848
2.02.04	Debt owed to affiliates	148,669	139,783
2.02.05	Others	34,290	36,822
2.02.05.01	Tax payable	12,765	11,529
2.02.05.02	Emergency Energy Rationing Program	8,184	8,184
2.02.05.03	Suppliers	10,814	14,854
2.02.05.04	Other	2,527	2,255
2.03	Results of future periods		
2.04	Minority participation		
2.05	Net equity	311,116	319,916
2.05.01	Paid in capital	354,335	354,335
2.05.01.01	Common Stock	135,574	135,574
2.05.01.02	Preferred Stock A	218,090	218,090
2.05.01.03	Preferred Stock B	671	671
2.05.02	Capital reserve	31,139	31,139
2.05.02.01	Monetary Correction of capital	9,837	9,837
2.02.02.02	Subscription premium of shares	6,057	6,057
2.05.02.03	Special Monetary Correction	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,388	6,388
2.05.02.05	Investment subsidy reserves	9,927	9,927
2.05.02.06	Treasury Shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	-	-
2.05.04.01	Legal reserve	-	-
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profits	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(74,358)	(65,558)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	6-01/01/2002 to 09/30/2002
3.01	Gross revenue from sales/services	75,070	194,107	83,752	154,903
3.01.01	Gross revenue in the year	75,070	194,107	59,943	170,104
3.01.02	Extraordinary tariff recovery adjustment			996	(706)
3.01.03	Electricity sales - MAE adjusted			22,813	(14,495)
3.02	Deductions from gross revenue	(19,016)	(50,666)	(15,287)	(40,002)
3.02.01	Invoiced VAT (ICMS)	(14,447)	(38,407)	(11,150)	(31,150)
3.02.02	Social contributions (PIS/COFINS)	(3,640)	(9,459)	(3,192)	(6,037)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(929)	(2,800)	(945)	(2,815)
3.03	Net revenue from sales/services	56,054	143,441	68,465	114,901
3.04	Cost of goods/services sold	(39,793)	(107,946)	(41,019)	(108,855)
3.04.01	Personnel	(6,298)	(17,527)	(6,047)	(17,054)
3.04.02	Material	(780)	(2,368)	(860)	(2,429)
3.04.03	Services rendered by third parties	(2,544)	(6,609)	(2,805)	(7,795)
3.04.04	Electric energy purchased for resale	(23,017)	(55,076)	(23,079)	(58,203)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment			(109)	764
3.04.06	Royalties on Hydro Resources	(35)	(186)	(32)	(186)
3.04.07	Electric Power Transportation Charge	608	(2,989)	(1,230)	(4,095)
3.04.08	Depreciation / Amortization	(3,459)	(10,129)	(3,244)	(10,140)
3.04.09	Fuel Quota Equalization	(2,697)	(7,878)	(2,276)	(5,865)
3.04.10	Provision for contingencies	(684)	(1,121)	0	87
3.04.11	Other expenses	(887)	(4,063)	(1,337)	(3,939)
3.05	Earnings before interest and taxes (EBIT)	16,261	35,495	27,446	6,046
3.06	Other Operating expenses/ revenue	(25,116)	(70,045)	(34,210)	(78,816)
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial	(29,063)	(82,960)	(18,656)	(54,530)
3.06.03.01	Financial revenue	2,281	6,002	9,390	16,315
3.06.03.02	Financial expenses	(31,344)	(88,962)	(28,046)	(70,845)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	611	(205)	(387)	(1,161)
3.06.05.01	Amortization of premium	611	(205)	(387)	(1,161)
3.06.06	Equity adjustment result	3,336	13,120	(15,167)	(23,125)
3.06.06.01	Equity adjustment	3,336	13,120	(15,167)	(23,125)
3.07	Operating income	(8,855)	(34,550)	(6,764)	(72,770)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	6-01/01/2002 to 09/30/2002
3.08	Non operating income	55	233	293	458
3.08.01	Revenue	311	1,004	413	921
3.08.02	Expenses	(256)	(771)	(120)	(463)
3.09	Earnings before tax / profit-sharing; minority participation	(8,800)	(34,317)	(6,471)	(72,312)
3.10	Provision for income tax and social contribution				18,967
3.10.01	Social Contribution				4,584
3.10.02	Income tax				14,383
3.11	Deferred income tax				
3.11.01	Social Contribution				
3.11.02	Income tax				
3.12	Profit sharing; minority shareholders/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversal of interests on capital				
3.15	Net income	(8,800)	(34,317)	(6,471)	(53,345)
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	131,239,066	131,239,066	124,572,399	124,572,399
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.00007)	(0.00026)	(0.00005)	(0.00043)

04.01 – EXPLANATORY NOTES

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE THREE-MONTH AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
(In thousands of Brazilian reais, unless otherwise indicated)

1 Operations

Companhia Força e Luz Cataguazes-Leopoldina (the "Company" or "CFLCL") is an electricity concessionaire operating in 67 municipalities in the State of Minas Gerais and 1 municipality in the State of Rio de Janeiro, serving approximately 295,085 consumers (quantity not reviewed by independent auditors).

Companhia Força e Luz Cataguazes-Leopoldina is also the Parent Company of other companies. The ownership percentages and information on these subsidiaries are shown in Notes 3, 11 and 12.

As of September 30, 2003, the Company had negative working capital of R$126,345 (R$130,277 in June 2003) for Parent Company, and R$196,485 (R$452,210 in June 2003) for consolidated. The working capital improvement from the second to the third quarter is a result of the conclusion, in October 2003, of the renegotiation of debts started in the quarter, of approximately R$750 million, which consisted in the rescheduling of debts with financial institutions, shareholders, suppliers and tax authorities, in the amount of R$600 million, in addition to the issuance of debentures in the amount of R$130 million (see Note 23), and capital increase through private subscription of shares in the amount of R$20 million by CFLCL. Short-term debts with financial institutions, in the amount of approximately R$490 million, had their maturity extended up to 54 months, with average amortization over 45 months. Of the total renegotiated debt, 57% will be subject to TJLP (long-term interest rate) + 7% p.a., and the remaining 43% will be subject to the average cost of CDI (interbank deposit rate) + 6% p.a. Taxes and payables to suppliers, in the amount of approximately R$215 million, had their maturity extended up to 120 months, with the maturity period averaging 95 months. Of this total, 47% will be restated based on IPCA (Amplified Consumer Price Index), 14% based on TJLP, not subject to interest, and the remaining 39% will be restated based on IGP-M + 12% p.a..

The negative working capital as of September 30, 2003, adjusted by the final renegotiations in October 2003, involving the placement of debentures, was R$87,838 (Parent Company) and R$133,417 (consolidated). Consolidated short-term debts with financial institutions represented 22% of total bank debts as of that date. EBITDA (for year September 2003) was higher than these debts.

Management believes that the debt rescheduling will be sufficient to reestablish the short-term liquidity required for the maintenance of CFLCL's and its subsidiaries' operations, reducing the need of refinancing in the next years.

04.01 – EXPLANATORY NOTES

2 Presentation of financial statements

The financial statements have been prepared and are presented in accordance with accounting practices laid down by the Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM - and specific legislation applicable to concessionaires of electric energy public services, established by the National Electric Energy Agency - ANEEL, especially the "Accounting Manual for Electric Energy Public Service", compulsorily applicable beginning January 1, 2002. For the preparation of the quarterly financial information (ITR), the accounting practices adopted are consistent with those used in preparing the financial statements as of December 31, 2002, published in the official press on March 28, 2003. Accordingly, the quarterly financial information (ITR) should be read together with the referred annual financial statements.

3 Consolidated financial statements

The consolidated financial statements include the accounts of CFLCL and its subsidiaries as follows:

Subsidiaries	Ownership interest 09/30/2003 and
Energisa S.A. ("Energisa") (*)	50.07
Companhia de Eletricidade de Nova Friburgo ("CENF")	59.47
Multipar S.A.	99.96
Multiagro Ltda.	66.67
Teleserv S.A.	99.10
Telecabo S.A.	97.59
MCL Cabo S.A.	95.54
Cat-Leo Energia S.A.(**)	99.99

(*) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the Parent Company of CELB (99.13% of voting capital and 88.85% of total capital) and Pbpart SE1 S.A (50.10% of total and voting capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).
(**) Joint Parent Company of Usina Termelétrica de Juiz de Fora S.A - UTEJF (50% of voting and total capital)

The consolidated financial statements have been prepared based on the financial statements of the subsidiaries as of the same date of the Parent Company's and in accordance with the consolidation criteria provided for in the Brazilian Securities Commission - CVM Instruction No. 247/96.

Reconciliation between net income (loss) and shareholders' equity for the Company and consolidated is as follows:

	09/30/2003		09/30/2002	06/30/2003
	Net income (loss)	Shareholders' equity	Net income (loss)	Shareholders' equity
Parent Company	(34,317)	311,116	(53,345)	319,916
Unrealized profit on intercompany transactions (mainly sale of ownership interest)	-	(35,841)	-	(36,246)
Profit realization	1,275	-	738	-
Consolidated	(33,042)	275,275	(52,607)	283,670

4 Consumers and concessionaires

Consumer classes	Parent Company		Consolidated	
	09/30/2003	06/30/2003	09/30/2003	06/30/2003
Residential	7,124	8,109	52,381	61,217
Industrial	8,023	7,238	47,356	44,461
Commercial, services and other activities	3,624	3,082	28,794	27,261
Rural	2,003	1,734	16,884	15,432
Public sector:				
Federal	31	26	5,973	5,388
State	319	268	8,696	7,845
Municipal	1,172	985	7,147	6,447
Public lighting	2,263	1,881	29,308	26,964
Public service	1,179	963	7,894	5,324
Subtotal - consumers	25,738	24,286	204,433	200,339
Concessionaires (*)	15,096	37,627	49,968	100,881
Unbilled sales	6,442	4,837	34,489	33,711
Total	47,276	66,750	288,890	334,931
Current portion	37,996	58,010	270,966	318,071
Long-term portion	9,280	8,740	17,924	16,860

(*) Includes electricity sold on MAE - Wholesale Energy Market

The Company and its subsidiaries recorded an allowance for doubtful accounts for old past-due balances, following the technical criteria established by ANEEL.

04.01 - EXPLANATORY NOTES

The balance of the consumers and concessionaires account as of September 30, 2003 includes receivables related to sale of energy in the MAE, in the amounts of R$12,674 and R$29,113, Parent Company and consolidated, respectively, for the period from September 2000 to September 2003, less partial payments made until September 2003. These balances were determined based on calculations prepared and provided by the MAE, together with internal estimates made by management. The composition of these amounts, including the balances recorded in current liabilities of R$322 and R$353, Parent Company and consolidated, respectively, related to acquisition of energy on the MAE and electricity network usage charges, is as follows:

Receivables in MAE	Parent Company	Consolidated
Outstanding balance	-	440
Portion related to injunctions granted to December 2002	10,462	24,171
Renegotiated receivables	1,411	2,934
Portion in negotiation	801	1,568
	12,674	29,113
(-) Purchase of energy in the spot market - MAE	(231)	(231)
(-) Electricity network usage charges	(91)	(122)
	12,352	28,760

Since July 2003, transactions are being settled 30 days after the month closing.

The spot market energy amounts are subject to changes that may arise from the judgment of the legal actions filed by certain energy sector companies regarding the interpretation of prevailing market rules. These companies, not included in the rationing area, obtained a preliminary injunction that nullifies ANEEL's Order No. 288 of May 16, 2002, which was intended to clarify for the companies the treatment and application of certain MAE accounting rules, included in the Overall Agreement for the Electric Energy Sector. These companies' claim involves the energy supplied by Itaipu in the Southeast/Center West submarket during the rationing period from 2001 to 2002, when there was a significant discrepancy in spot market energy prices between the submarkets.

5 Extraordinary tariff recovery

The extraordinary tariff recovery was instituted based on the provisions contained in Law No. 10438 of April 26, 2002, and Resolution No. 91, of the Energy Crisis Management Committee - CGE, of December 21, 2001, and ANEEL Resolution No. 31, of January 24, 2002, made effective by the application of adjustments to the tariff rates in force beginning December 31, 2001.

This extraordinary tariff is aimed at the recovery of the economic and financial balance of the concession contract and was implemented to cover losses arising from the Emergency Energy Rationing Program, during the period from June 1, 2001 to February 28, 2002.

The approved amounts related to the extraordinary tariff recovery and free energy are comprised as follows:

	Parent Company			Consolidated			
	Free Energy	Portion A	Total	Extraordinary tariff recovery	Free Energy	Portion A	Total
Balances at June 30, 2003	1,298	6,936	8,234	80,000	51,686	18,603	150,289
Amortization	(1,834)	59	(1,775)	(5,568)	(5,597)	59	(11,106)
Monetary restatement	536	(591)	(55)	7,621	3,497	88	11,206
Balances at September 30, 2003	-	6,404	6,404	82,053	49,586	18,750	150,389
Current portion	-	-	6,404	24,528	16,334	6,404	47,266
Long-term portion	-	-	-	57,525	33,252	12,346	103,123

ANEEL Resolution No. 484 of August 29, 2002 established the extraordinary tariff adjustment for the energy supply tariff of electric energy distribution concessionaires over the following maximum periods, beginning January 2002: CFLCL (31 months); CENF (69 months); Energipe (55 months); CELB (90 months) and Saelpa (75 months). Based on internal projections, the Companies' management expects to realize all receivables within the terms defined by this Resolution.

6 Low-income consumers

Law No. 10438 of April 26, 2002 set forth the guidelines for the classification into the residential low-income consumer subclass of a lower than 80kWh/month consumption unit, and Decree No. 4336 of August 15, 2002 set forth additional rules for such classification of units with monthly consumption between 80 and 220 kWh provided certain requirements are met.

Under the new classification, CFLCL and its subsidiaries have identified revenue losses of R$10,193 (Parent Company) and R$74,944 (consolidated), of which Eletrobrás had reimbursed R$8,679 and R$ 65,476 (Parent Company and consolidated, respectively) classified under the caption "Notes and other accounts receivable" in current assets. This revenue will be funded with additional dividends due to the Government by Eletrobrás, related to the additional revenues earned by electric power generation concessionaires, under federal control and, in case such dividends are insufficient, with funds from Global Reversion Quota (RGR). Concurrently, the Company and its subsidiaries recorded a provision in current liabilities, in the account "Other", in the amount of R$9,326 (Parent Company) and R$76,628 (consolidated), of which R$5,095 (Parent Company) and R$36,633 (consolidated) were repaid to consumers up to September 30, 2003.

7 Notes receivable

Refer to past-due electric energy bills, renegotiated with consumers through the Acknowledgement of Debt. As of September 30, 2003, these receivables amount to R$3,127 (R$3,231 in June 2003) for Parent Company, R$52,738 (R$51,195 in June 2003) for consolidated, classified as current portion and R$42,904 (R$42,562 in June 2003) for consolidated classified as long-term assets. Of the amount of Notes receivable, R$12,116 has been overdue, for which the subsidiaries Celb and Saelpa recognized an Allowance for Doubtful Accounts.

8 Renegotiated receivables - consolidated

Creditor	Debtor	Receivables as of 09/30/2003	Monthly installments	Annual restatement index	Receivables as of 06/30/2003
Saelpa	Cia. de Água e Esgotos da Paraíba - CAGEPA	20,256	120	IPCA	13,509
Saelpa	Governo do Estado da Paraíba	54,487	120	IPCA	45,226
Total		74,743			58,735
Current portion		9,921			54,510
Long-term portion		64,822			4,225

These receivables are related to electricity consumption until June 2000, renegotiated by the subsidiary Saelpa in August 2003, with new contractual clauses and conditions. The receivable from Cagepa is guaranteed by Cagepa's revenues, and Banco do Estado da Paraíba - Paraiban is the intermediary agent.

9 Recoverable taxes

	Parent Company		Consolidated	
	09/30/2003	06/30/2003	09/30/2003	06/30/2003
ICMS (State VAT)	3,465	3,224	35,688	36,828
IRRF (withholding income tax)	217	93	5,541	3,418
IRPJ (Corporate income tax)	5,134	4,923	17,445	16,531
CSSL (social contribution tax)	-	-	1,720	1,325
Others	424	1,709	6,710	9,230
	9,240	9,949	67,104	67,332
Current portion	8,089	8,726	50,852	53,568
Long-term portion	1,151	1,223	16,252	13,764

10 Deferred tax credits

Represent tax credits arising from tax loss carryforwards. Income and social contribution taxes that affected net income as well as the offset of recorded tax credits are as follows:

	Parent Company		Consolidated	
Tax per statement of income	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Loss before income and social contribution taxes	(34,317)	(72,312)	5,104	(52,022)
Income and social contribution taxes calculated at the effective rates	11,668	24,586	(1,735)	17,687
Adjustments:				
Equity in subsidiaries	4,461	(7,862)	-	-
Prior year credits	-	1,697	-	2,540
Unrecorded tax credits due to CVM instruction No.371	(15,936)	(1,181)	(19,567)	(4,085)
Other	(193)	1,727	693	69
Income and social contribution tax income (expenses)	-	18,967	(20,609)	16,211

Tax credit per balance sheet	09/30/2003	06/30/2003	09/30/2003	06/30/2003
Tax loss carryforwards - Income tax	43,578	40,511	144,501	146,187
Tax loss carryforwards - Social Contribution tax	13,993	12,845	45,098	43,680
Total	57,571	53,356	189,599	189,867
Unrecorded tax credits due to CVM instruction No.371	(17,565)	(13,350)	(28,576)	(25,194)
Total	40,006	40,006	161,023	164,673

04.01 - EXPLANATORY NOTES

On July 1, 2002, CVM issued Instruction No. 371/02, which established new criteria for evaluation and disclosure of deferred tax credits. In order to comply with the provisions of this Instruction, the realization of tax credits, Parent Company and consolidated, is estimated as follows:

	Realization of tax credits	
Estimated realization	Parent Company	Consolidated
2003	-	5,866
2004	-	19,066
2005	-	19,191
2006	3,653	23,292
2007	7,274	31,069
2008	10,999	33,589
2009	10,964	12,948
2010	7,116	16,002
	-------	-------
Total recorded	40,006	161,023
	======	=======

In 2002 the jointly-controlled subsidiary Usina Termelétrica de Juiz de Fora S.A. - UTEJF recorded income and social contribution tax credits totaling R$9,436, corresponding to the Company's interest in this subsidiary. The jointly-controlled subsidiary's losses are mainly due to the fact that around 50% of its installed capacity was not contracted for 2002. Beginning 2003, UTEJF has already almost all of its production contracted, which, based on studies and projections prepared by its management, coupled with the start-up of combined power generation operations at the end of 2004, will allow for the realization of these tax credits. As of September 30, 2003, the jointly-controlled subsidiary recorded taxable income and thus offset part of the tax credits recorded in the prior year.

CFLCL and its subsidiary Energipe generated tax loss carryforwards in 2002 and in the period from January to September 2003 and recorded tax credits only on the amounts determined up to June 30, 2002, as set forth by CVM Resolution No. 273. Beginning on that date, as the requirements of Instruction No. 371 were not met, they have not recorded tax credits in the amounts of R$17,565 and R$28,576, Parent Company and consolidated, respectively, which, based on internal estimates, are to be realized starting 2011.

11 Investments

	Parent Company		Consolidated	
	09/30/2003	06/30/2003	09/30/2003	06/30/2003
Investments in subsidiaries/affiliate	389,377	385,786	166	166
Goodwill on acquisition of investments	34,658	34,047	-	-
Investments stated at cost	10,152	10,140	10,468	10,610
	434,187	429,973	10,634	10,776

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A. (1)	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S/A	Cataguazes Serv. Aéreos (2)	09/30/2003	09/30/2002 and 06/30/2003
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	120		
Number of shares and sharequotas held (thousand):											
Common	18,991	57,509	3,531	-	38	9	14	13,150	8		
Preferred	-	-	1	-	75	20	2	-	79		
Sharequotas	-	-	-	3,700	-	-	-	-	-		
Interest (%)	50.07	59.47	99.96	66.67	99.10	97.59	95.54	99.99	72.80		
Net income (loss)	836	663	43	(253)	(828)	-	-	13,234	27		
Shareholders' equity	705,679	40,784	641	967	(2,334)	264	70	10,012	228		
Equity in subsidiaries	419	394	43	(169)	(821)	-	-	13,234	20	13,120	(23,125)
Investments	353,333	24,254	641	645	-	258	68	10,012	166	389,377	385,786

(1) The Company recorded a provision for shareholders' deficit in its subsidiary Teleserv S.A in the amount of R$2,317, recorded in the account "Other" in long-term liabilities.
(2) Affiliated company - 20% of the voting capital and 72.8% of the total capital.

12 Transactions with related parties

Parent Company:

	09/30/2003		06/30/2003	
Financing:	Assets	Liabilities	Assets	Liabilities
.Saelpa	-	30,328	-	32,518
.Pbpart Ltda	-	1,860	-	1,998
.Pbpart SE 2 Ltda	-	34,158	-	32,249
.Energipe	-	45,628	-	23,698
.CENF	-	9,905	-	12,387
.Gipar S/A	-	-	83	-
. Energisa	1,618	-	1,450	-
. Celb	-	-	-	12,000
. Alliant Energy do Brasil Ltda	-	26,790	-	24,933
	1,618	148,669	1,533	139,783
Advance for future capital increase:				
. Multipar S/A	131	-	114	-
. Multiagro Ltda	1,633	-	1,411	-
. Teleserv S/A	13,063	-	12,920	-
. Telecabo S/A	2,058	-	2,028	-
. MCL Cabo S/A	469	-	464	-
. Cat-Leo Energia S/A	96,068	-	97,374	-
	113,422	-	114,311	-
Total	115,040	148,669	115,844	139,783

Consolidated:

	Assets		
		TOTAL	
	CFLCL	09/30/2003	06/30/2003
. Gipar S/A	-	-	83

	Liabilities			
			TOTAL	
	CFLCL	PBPART SE 1 S/A (*)	09/30/2003	06/30/2003
. Alliant Energy do Brasil Ltda	26,790	132,688	159,478	157,621
	26,790	132,688	159,478	157,621

(*)Refers to advance for future capital increase with shareholder Alliant Energy do Brasil Ltda.

Financing agreements originate from commercial and financial transactions performed in the normal course of business and are subject to market interest.

Advances for future capital increase are not subject to financial charges.

Transactions performed:

Parent Company:

	Saelpa	Energisa S/A	Cia. de Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S/A	Cat-Leo Energia S/A	Usina Term. de Juiz de Fora	CELB	PBPart Ltda	PBPart SE 2	Itacatu	Gipar S/A	Alliant	09/30/2003	09/30/2002
Services rendering	521	-	4,945	501	180	76	486	-	-	-	-	-	6,709	6,192
Purchase of electric energy	(606)	-	(179)	-	(10,364)	(6,231)	-	-	-	-	-	-	(17,380)	(28,462)
Lease of equipment	16	-	36	-	18	-	36	-	-	-	-	-	106	-
Financial income (expenses)	(6,035)	187	(2,162)	(4,178)	-	-	-	(2,087)	(6,168)	(397)	(2,329)	(6,758)	(29,927)	(2,555)
Connection cost and use	-	-	169	-	307	434	-	-	-	-	-	-	910	-
Software sale	-	-	-	-	-	-	-	-	-	-	-	-	-	98

Consolidated:

	Gipar S/A	Itacatu S/A	Alliant Ltda	Total 09/30/2003	Total 09/30/2002
Financial expenses	2,329	397	6,758	9,484	3,851

CFLCL provided services to its subsidiaries, in the administrative and support areas. Such transactions are supported by credit facility agreements and have been submitted to ANEEL' s review and approval.

13 Goodwill on acquisition of investments

The goodwill paid on the acquisitions of CENF, Energipe, Saelpa and Celb has been amortized over the concession period based on a profitability curve projected for these subsidiaries. As of September 30, 2003, the goodwill amortization is estimated as follows:

Amortization period	Parent Company	Consolidated
2003 to 2004	962	24,162
2005 to 2006	2,606	49,662
2007 to 2008	3,637	63,439
2009 to 2010	5,000	73,203
2011 to 2012	6,309	82,670
2013 and thereafter	16,144	612,174
Total	34,658	905,310
Classified as :		
Investments	34,658	-
Property, plant and equipment	-	475,326
Deferred charges	-	429,984

14 Loans and financing

	Parent Company		Consolidated	
	09/30/2003	06/30/2003	09/30/2003	06/30/2003
In local currency, interest of up to 7% p.a. and monetary restatement based on the TJLP (Finame,Banese and BNDES)	45,199	47,362	545,682	410,126
In local currency, interest of 1% p.a. and monetary restatement based on Selic (BNDES)	2,052	2,045	77,425	79,327
In local currency, interest of up to 8% p.a. and Finel variation, RGR (Eletrobrás)	14,050	13,650	25,708	26,394
In local currency, interest of up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	15,187	15,361
In local currency, interest of 1% p.m. and monetary restatement based on the TR (Funasa)	-	-	5,040	5,312
In local currency, interest of 1.7% to 16.77% p.a. above CDI (Banks: Mercantil, Rural, Unibanco, Schahin, ABC Brasil, Itaú, HSBC, BBM, Brascan, Bic Banco, Bradesco, BVA, Santos, Industrial, Banif Primus, Pine and BMC).	92,153	91,326	250,574	221,059
In local currency, interest of 4.5% p.a. and monetary restatement based on the UMBND variation (BNDES)	-	-	73,030	47,040
In local currency, interest of 0.75% p.m. and monetary restatement based on the TBF variation (Banese)	-	-	4,400	4,376
In local currency, interest of 4.5% p.a. and monetary restatement based on the CDI variation (BNDES) (*)	-	-	-	118,699
In local currency, interest of 1% p.m, and monetary restatement based on the INPC variation (Funasa)	-	-	1.559	-
In local currency, interest of up to 5% p.a. above SELIC (BNL)	3,070	-	3,070	-
Total local currency	156,524	154,383	1,001,675	927,694
In foreign currency (US$), interest of 6.55875% p.a. and exchange variation (Unibanco)	-	-	10,964	11,967
Total	156,524	154,383	1,012,639	939,661
Current portion	91,042	102,950	280,069	473,549
Long-term portion	65,482	51,433	732,570	466,112

TJLP - Brazilian long-term interest rate
SELIC - Central Bank overnight rate
FINEL - Eletrobrás financing fund
RGR - Global reversion quota
IGP-DI - General price index - internal availability
TR - Reference interest rate
CDI - Interbank deposit rate
UMBND - Monetary unit of BNDES
TBF - Basic financial rate
INPC - National consumer price index

(*) Consolidated data include the financing obtained by Pbpart Ltda. from BNDES, in the amount of R$49,927 (R$48,076 in June 2003), for acquisition of shareholding control of CELB, the financing obtained by Pbpart SE2 Ltda., in the amount of R$15,046 (R$17,454 in June 2003), for acquisition of shareholding control of Saelpa, and the financing obtained by Energipe, in the amount of R$297,240 (R$285,864 in June 2003). These financings are guaranteed by acquired shares and all common and preferred shares of Companhia de Eletricidade de Nova Friburgo (CENF) held by CFLCL.

04.01 - EXPLANATORY NOTES

Additionally, according to the agreements entered into between Pbpart Ltda, Energipe and BNDES, the consolidated financial statements of the subsidiary Energipe should present indexes to be determined every six months, pursuant to the parameters below:

Period	Total Gross debt/EBITDA lower than or equal to	EBITDA/Financial result greater than or equal to	EBITDA/CAPEX greater than or equal to	Long-term liabilities/Shareholders' equity (*) lower than or equal to
2003	4.5	1.2	1.9	2.0
2004	3.5	1.9	3.0	2.0
2005	2.5	2.5	4.0	1.7
After 2006	2.0	3.0	4.0	1.5

(*) including minority interest

Financing obtained from other financial institutions is guaranteed by portions of the revenues of the Company and its subsidiaries, in an amount equivalent to the balance of respective financing operations.

Financing obtained from Finame, the Government Agency for Machinery and Equipment Financing, is guaranteed by the financed equipment.

Loans and financing obtained from BNDES by the Company and its subsidiaries Cat-Leo Energia S.A. and UTE-JF are guaranteed by portions of the revenues of these companies and the financed assets, collateral given by Energisa S.A. (related party), and Cat-Leo Energia S.A.'s and UTE-JF's shares.

The financing agreements of the subsidiaries Cat-Leo Energia S/A and UTE-JF contain restrictive covenants and provide for maintenance of minimum financial ratios. These contractual provisions are summarized as follows:

- The debtor shall not pledge, without previous consent by the BNDES (National Bank for Economic and Social Development), any guarantee to other creditors, without pledging the same guarantee to the BNDES. (Cat-Leo and UTE-JF):

- Maintenance of financial ratios
  a) Capitalization ratio equal or greater than 20% (UTE-JF);
  b) Current liquidity ratio greater than or equal to 1.2 (UTE-JF);
  c) EBITDA margin greater than or equal to 0.30 beginning 2004 (UTE-JF);
  d) Debt coverage ratio equal to or greater than 1.3 (Cat-Leo and UTE-JF).

04.01 - EXPLANATORY NOTES

Cat-Leo Energia S.A. and UTE-JF obtained authorization from BNDES to postpone the compliance date for the minimum financial ratios (for UTE-JF, effective beginning December 31, 2003). Based on internal financial projections, management estimates that the minimum financial ratios, as well as all other requirements to postpone immediate repayment of such loans and financing, will be achieved.

Under such agreements, minimum funds shall be maintained in a restrictive account for payment of interest charges. As of September 30, 2003, the balance related to payment of the BNDES interest recorded under the caption "Marketable securities", in current assets, was R$14,630 (consolidated).

Long-term financing matures as follows:

	09/30/2003	
	Parent Company	Consolidated
2004	5,455	49,419
2005	20,032	247,891
2006	22,530	152,146
2007	9,659	119,535
2008	674	25,937
2009	674	21,421
After 2009	6,458	116,221
	65,482	732,570

15 Provision for contingencies

The provision for contingencies of R$3,135 (R$89,900, consolidated) was recorded based on management's and legal counsel's estimates, which is consistent with the procedure adopted at 2002 yearend. For ongoing litigation, the Company and its subsidiaries have escrow deposits amounting to R$467 (R$33,528, consolidated).

This balance, classified by nature, is as follows:

	Parent Company		Consolidated	
Contingencies	09/30/2003	06/30/2003	09/30/2003	06/30/2003
Labor	758	728	33,202	33,172
Civil	1,472	1,215	34,288	30,165
Tax	905	905	27,683	26,704
TOTAL	**3,135**	**2,848**	**95,173**	**90,041**

16 Tax installment payment

On July 31, 2003, CFLCL and its subsidiaries CENF, Energipe, Cat-Leo, CELB and Saelpa adopted the Special Installment Payment Plan (PAES) introduced by Law No. 10684 of May 30, 2003, which allowed for the payment of debts past due through February 28, 2003, to the Federal Revenue Service, Attorney-General's Office of the National Treasury and National Institute of Social Security (INSS) in up to 180 installments. CFLCL and its subsidiaries Energipe, CELB, Saelpa and UTEJF also negotiated their ICMS tax debts with the state governments. As of September 30, 2003, these debts amount to R$26,002 (Parent Company) and R$192,557 (consolidated) and are recorded under the captions "Taxes and social contributions" in current liabilities and "Taxes payable" in long-term liabilities, scheduled to be paid as follows:

	Parent Company	Consolidated
Year		
2003	5,922	11,461
2004	9,119	28,956
2005	4,795	22,304
After 2005	6,166	129,836
Total	**26,002**	**192,557**
Current portion	13,444	34,772
Long-term portion	12,558	157,785

17 Capital - Parent Company

As of September 30 and June 30, 2003, subscribed and paid-in capital is represented by 51,218,232,398 common shares, 82,392,170,239 class "A" preferred shares and 253,492,770 (253,492,770 in June 2003) class "B" preferred shares, without par value. Class "A" preferred shares have no voting rights but have priority in capital redemption in case of Company's liquidation and in distribution of noncumulative minimum dividends of 10% p.a. Class "B" preferred shares have no voting rights but have priority in distribution of non-cumulative fixed dividends of 6% p.a.

The Company's bylaws provide for the distribution of minimum mandatory dividends of 25% on adjusted net income.

The Company's Board of Directors, at the meeting held on May 25, 2000, authorized the acquisition, for treasury and, subsequently, for sale, of up to 200,000,000 common shares, 2,700,000,000 class "A" preferred shares and 25,000,000 class "B" preferred shares issued by the Company. As of September 30, 2003, 16,554,955 common shares and 2,608,274,448 class "A" preferred shares had been acquired, and were recorded under the caption "Treasury Stock", in shareholders' equity, in the amount of R$5,245.

The Company's Board of Directors, at the meeting held on April 29, 2003, authorized the private subscription of 6,666,667,000 shares, of which 2,555,334,000 were common and 4,111,333,000 were preferred, at R$3.00 per thousand shares. The Board of Directors, at the meeting held on June 4, 2003, approved a R$20,000 increase in the Company's capital, which, as a result, totaled R$354,335, represented by 51,218,232,398 common shares, 82,392,170,239 "class A" preferred shares and 253,492,770, without par value.

18 Electricity Sold to final consumers

a. Parent Company

	Not reviewed by independent auditors					
	Number of consumers		MWh		R$	
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Residential	222,640	217,507	222,092	214,592	77,613	63,658
Industrial	3,248	3,244	242,119	237,199	44,269	37,798
Commercial	26,566	26,344	97,631	93,576	28,633	24,126
Rural	39,015	36,817	79,956	78,039	15,693	12,891
Public sector:						
Federal	42	41	222	214	168	203
State	382	375	4,700	9,738	1,259	1,055
Municipal	2,371	2,332	9,898	4,288	2,940	2,366
Public lighting	217	209	43,966	38,973	7,395	5,805
Public service	466	439	23,501	22,648	4,426	3,828
Own consumption	138	147	1,550	1,446	-	-
Subtotal	**295,085**	**287,455**	**725,635**	**700,713**	**182,396**	**151,730**
ICMS	-	-	-	-	(38,407)	(31,150)
Extraordinary tariff recovery	-	-	-	-	-	(4,449)
Adjustment to extraordinary tariff recovery	-	-	-	-	-	(706)
Energy sales in the spot	-	-	-	-	-	(14,495)
Electric energy supply	-	-	9,735	91,113	(1,343)	10,431
Unbilled sales (net)	-	-	(3,279)	4,841	560	1,482
Other billed services	-	-	-	-	12,494	10,910
Total	**295,085**	**287,455**	**732,091**	**796,667**	**155,700**	**123,753**

b. Consolidated

	Not reviewed by independent auditors					
	Number of consumers (*)		MWh		R$	
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Residential	1,486,781	1,454,669	1,269,611	1,161,382	350,999	279,354
Industrial	11,633	12,211	1,574,198	1,486,854	221,914	181,655
Commercial	129,321	128,783	633,573	585,249	159,531	130,626
Rural	102,205	85,862	214,026	179,401	32,058	24,568
Public sector:						
Federal	688	652	40,955	33,912	13,540	10,363
State	6,965	6,503	64,178	58,338	15,950	11,805
Municipal	12,292	11,784	61,850	47,288	11,585	9,001
Public lighting	1,225	1,525	253,491	239,729	35,632	29,298
Public service	1,638	1,522	240,892	216,534	32,607	26,328
Own consumption	314	354	6,242	5,116	-	-
Subtotal	**1,753,062**	**1,703,865**	**4,359,016**	**4,013,803**	**873,816**	**702,998**
ICMS	-	-	-	-	(168,541)	(134,379)
Extraordinary tariff recovery	-	-	-	-	-	(15,975)
Adjustment to extraordinary tariff recovery	-	-	-	-	-	(11,904)
Energy sales in the spot	-	-	-	-	-	(14,495)
Electric energy supply	8	5	199,546	992,216	33,496	75,755
Unbilled sales (net)	-	-	(15,794)	30,806	1,690	8,201
Other billed services	-	-	-	-	16,272	15,823
Total	1,753,070	1,703,870	4,542,768	5,036,825	756,733	626,024

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

19 Management compensation

For the period ended September 30, 2003, Personnel expenses include the amount of R$1,023 (R$977 in the same period of 2002), for Parent Company, and R$3,957 (R$3,293 in the same period of 2002), for consolidated, related to management compensation.

20 Insurance

Insurance coverage is determined and contracted on technical bases in amounts considered sufficient to cover potential losses on permanent assets and inventories.

21 Financial Instruments (CVM Instruction No. 235/95)

Financial instruments are recorded in balance sheet accounts at amounts compatible with prevailing market values.

For the period ended September 30, 2003, the Company and its subsidiaries do not have derivative instruments.

22 Supplementary retirement and pension plans

The Company and subsidiaries CENF, Energipe, Saelpa, and CELB sponsor supplementary retirement and pension plans for their employees, either defined contribution (CFLCL and CENF) or defined benefit (Energipe, Saelpa, and CELB). Defined benefit plans are evaluated on an actuarial basis at each yearend, aiming at checking whether contributions are sufficient to set up reserves required to meet current and future payment commitments.

For the period ended September 2003, such plan sponsorship expenses were R$371(Parent Company) and R$3,307 (consolidated).

As of September 30, 2003, the retirement and pension plans sponsored by Energipe and Saelpa recorded an estimated actuarial deficit of R$22,826 (R$1,284 in current liabilities and R$21,542 in long-term liabilities) and R$27,649 (R$2,469 in current liabilities and R$25,180 in long-term liabilities), respectively. For consolidated, the amount of R$3,753 is recorded in current liabilities and R$46,722 in long-term liabilities.

23 Subsequent events

On October 24, 2003, the Company published the closing of the 6th Public Issuance of Simple Debentures. On July 15, 2003 (issuance date), 130 simple debentures (not convertible into shares) were subscribed and paid up in two series, relating to registered debentures, with floating guarantee, and par value of R$1,000,000.00 (one million Brazilian reais) each.

The 1st series debentures was issued on July 15, 2003 and will mature on June 1, 2006, and the 2nd series debentures was issued on July 15, 2003 and will mature on January 15, 2008, and will be subject to interest based on the DI rate, for 252 business days, plus spread of 4.5% p.a. There will be no amortization of the principal and interest during the first six (6) months from the issuance date, and settlement will occur within 30 and 48 months, respectively, beginning January 2004.

04.01 - EXPLANATORY NOTES

The issuance was authorized by the Extraordinary Shareholders' Meetings held on May 15 and August 6, 2003 and by the Board of Directors' Meetings held on May 15, July 10 and August 12, 2003, which approved the characteristics of this issuance and respective debentures.

The issuance was previously submitted to the CVM and filed under No. CVM/SER/DEB - 2003/013 on August 29, 2003.

In addition, they also contain restrictive covenants and provide for maintenance of minimum financial ratios, as follows:

Period	Total Debt/EBITDA lower than or equal to	EBITDA/Financial result greater than or equal to	EBITDA/CAPEX greater than or equal to
3rd quarter 2003	5.0	1.0	1.5
4th quarter 2003	4.5	1.2	1.9
1st quarter 2004	4.3	1.4	2.2
2nd quarter 2004	4.0	1.6	2.5
3rd quarter 2004	3.8	1.7	2.7
4th quarter 2004	3.5	1.9	3.0
1st quarter 2005	3.3	2.1	3.3
2nd quarter 2005	3.0	2.2	3.5
3rd quarter 2005	2.8	2.4	3.8
4th quarter 2005	2.5	2.5	4.0
1st quarter 2006	2.4	2.6	4.5
2nd quarter 2006	2.3	2.8	5.0
3rd quarter 2006	2.1	2.9	5.5
4th quarter 2006 and thereafter	2.0	3.0	6.0

Upon conclusion of the first nine months of 2003, we believe it is important to point out the following facts:

Consolidated energy sales grew 8.6%

Consolidated electric energy sales to final consumers of Cataguazes-Leopoldina (CFLCL) and its subsidiaries CENF, Energipe, CELB and Saelpa grew 8.6% (3.6% in the concession area of CFLCL) in the nine-month period ended September 30, 2003, compared to the same period in 2002, reaching 4,359 GWh. This volume of energy sold is 2.9% higher than that recorded in the nine-month period ended September 30, 2000 (period without the effects of electric energy rationing).

By company, the volume of electric energy sold shows the following evolution:

Energy Sales in 2003
(Retail Market - in GWh)

	Southeast		Northeast			Consolidated	
Description	CFLCL	CENF	Energipe	CELB	Saelpa	Sales	Variation % (*)
1st quarter	248	70	474	131	568	1,491	+ 19.4 (**)
2nd quarter	242	69	459	128	549	1,446	+ 4.3
3rd quarter	236	69	443	130	543	1,422	+ 3.2
Accumulated in 9 months	726	208	1,376	389	1,660	4,359	+ 8.6
% variation in 9 months	+ 3.6	+ 5.5	+ 8.5	+10.2	+11.1	+ 8.6	

(*) Over the same period in 2002.
(**) 2002 comparison basis is affected by two months of rationing.

It is important to point out that the volume of energy sales in the Northeast, specifically by the subsidiaries Energipe, CELB and Saelpa, showed stronger market recovery after rationing, compared to sales by CFLCL and CENF, operating in the Southeast. In relation to the period from January to September 2000 (without rationing), consolidated sales during the same nine months in 2003 by the subsidiaries operating in the Northeast were 5.2% higher. In the Southeast, for its part, the volume of energy sold by CFLCL and CENF was 4.7% lower in relation to the same period in 2000, without rationing.

Energy Sales (GWh) - 9 months

	Southeast		Northeast			
Description	CFLCL	CENF	Energipe	CELB	Saelpa	Total
2000 (without rationing)	745	235	1,337	376	1,542	4,235
2001 (with rationing)	702	206	1,283	355	1,495	4,041
2002 (with rationing)	701	197	1,269	353	1,494	4,014
2003 (without rationing)	**726**	**208**	**1,376**	**389**	**1,660**	**4,359**

Revenues, Controllable Expenses and Operating Cash Flow

Gross Revenue from Sales and/or Services Grew 21.7%: Although consolidated electric energy sales were 1.7% lower in the 3rd quarter, compared to the volume recorded in the 2nd quarter of the current year, CFLCL's consolidated gross revenue from sales and/or services in the 3rd quarter was R$26,246 thousand higher, increasing 8.5% from the prior quarter. This performance is basically due to increases in tariffs by CFLCL, CENF, and partial increases by Saelpa, whose tariff recomposition took place on August 28, therefore not having the full effect on CFLCL's consolidated revenues in the 3rd quarter of 2003.

CFLCL's and CENF's tariffs were readjusted by 33.86% and 35.78%, respectively, as of June 18, while Saelpa's tariffs were adjusted by an average 33.40%. This subsidiary's tariff increases vary between 31.65% (residential) and 37.42% (industrial - high voltage).

In the nine-month period ended September 30, 2003, CFLCL's consolidated gross revenue from sales and/or services reached R$925,274 thousand (R$194,107 thousand in the parent company), representing a 21.7% increase in relation to the same period in 2002.

Gross Revenue from Sales and/or Services in 2003
(in R$ thousand)

						Consolidated	
Description	CFLCL	CENF	Energipe	CELB	Saelpa	Amount	Variation % (*)
1st quarter	59,879	14,614	82,358	20,100	102,470	284,914	+ 11.7
2nd quarter	59,158	15,249	101,835	22,618	102,371	307,057	+ 52.7
3rd quarter	75,070	21,158	101,449	22,223	107,843	333,303	+ 9.6
Accumulated in 9 months	**194,107**	**51,021**	**285,642**	**64,941**	**312,684**	**925,274**	**+ 21.7**
% variation in 9 months	**+ 25.3**	**+ 13.6**	**+ 29.1**	**+ 15.2**	**+ 10.6**	**+ 21.7**	

(*) Over the same period in 2002

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Consolidated Controllable Expenses Fell 4.5%: CFLCL and its subsidiaries have made efforts to rationalize their controllable operating costs (personnel, material and third-party services) and added new operating standards. Thus, it was possible to achieve reductions in these consolidated costs: 10.5% in the 3rd quarter and 4.5% in the nine-month period ended September 30, 2003, compared to the same periods in 2002, respectively.

Controllable Expenses in 2003
(in R$ thousand)

Description	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated Amount	Consolidated Variation % (*)
1st quarter	8,458	2,870	12,106	2,653	14,821	39,963	+ 9.0
2nd quarter	8,424	2,467	10,833	2,801	13,866	37,448	- 10.0
3rd quarter	9,622	2,712	10,197	2,740	15,416	39,594	- 10.5
Accumulated in 9 months	**26,504**	**8,055**	**33,136**	**8,194**	**44,103**	**117,005**	**- 4.5**
% variation in 9 months	**- 2.8**	**+ 0.5**	**+ 4.1**	**- 9.5**	**- 10.0**	**- 4.5**	
% variation in the 3rd quarter	**- 0.9**	**- 3.6**	**-14.2**	**- 16.0**	**- 14.4**	**-10.5**	

(*) Over the same period in 2002

Please note that Energipe's controllable expenses in the 1st quarter of 2003 are affected by extraordinary costs and indemnities resulting from the staff restructuring program, in the amount of approximately R$ 2.0 million.

Consolidated Operating Cash Flow Increased 16.7%: In the nine-month period ended September 30, 2003, CFLCL's consolidated operating cash flow, measured by EBITDA, was 16.7% greater compared to the same period in 2002, totaling R$196,196 thousand, which represents an EBITDA margin of 28.0%.

Operating Cash Flow (EBITDA) in 2003
(In R$ thousand)

Description	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated Amount	Consolidated Variation % (*)
1st quarter	13,983	1,052	12,345	2,234	32,148	68,789	+ 31.6
2nd quarter	11,921	779	25,143	2,525	14,864	63,430	+ 36.7
3rd quarter	19,720	1,440	22,981	2,563	13,085	63,977	- 7.9 (**)
Accumulated in 9 months	**45,624**	**3,271**	**60,469**	**7,322**	**60,097**	**196,196**	**+ 16.7**

(*) Over the same period in 2002
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization.
(**) See item 1 below

For purposes of comparing EBITDA in 2003, two facts are worth highlighting:

1) the consolidated result of CFLCL in the 3rd quarter of 2002 is increased by R$26,284 thousand, due to the adjustments in the final amounts of the extraordinary tariff recomposition and energy transactions in the Wholesale Energy Market (MAE), which is why EBITDA in the 3rd quarter of 2003 is 7.9% lower in relation to the same period in 2002. Disregarding these adjustments made in the 3rd quarter of 2003, EBITDA in that quarter would be 48.1% higher than that recorded in the 3rd quarter of 2002;

2) Saelpa's result in the 1st quarter de 2003 was increased by the reversal of a provision for contingencies and doubtful debtors in the amount of R$19,040 thousand. This reversal resulted from debt negotiations with consumers, especially city governments, which, after the approval of the public lighting fee, achieved financial capacity to pay their electric energy bills.

Consolidated loss falls 37%, although the debt profile still impairs results

Cataguazes-Leopoldina reduced its consolidated loss by 37% (by 36% in the parent company CFLCL) in the nine-month period ended September 30, 2003, compared to that recorded in the same period last year, reaching R$33,042 thousand (R$34,317 thousand in the parent company CFLCL).

Despite the improvements in operations, the consolidated result of Cataguazes-Leopoldina still suffered from financial expenses arising from its indebtedness. Consolidated net financial expenses in the nine-month period ended September 30, 2003 were R$138,744 thousand, compared to R$165,753 thousand in the same period in 2002.

Evolution of Loss in the Period

	Parent Company		Consolidated	
Loss in the Period	2003	2002	2003	2002
1st quarter	(16,005)	(7,049)	(15,570)	(6,777)
2nd quarter	(9,512)	(39,825)	(9,077)	(39,541)
3rd quarter	**(8,800)**	**(6,471)**	**(8,395)**	**(6,289)**
In 9 months	**(34,317)**	**(53,345)**	**(33,042)**	**(52,607)**

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Summary of Accumulated Results in 9 Months

	Parent Company		Consolidated	
Amount in R$ 000	2003	2002	2003	2002
Net operating revenue	**143,441**	**114,901**	**701,936**	**587,805**
Controllable expenses	(26,504)	(27,278)	(117,005)	(122,513)
Result from energy activities	35,495	6,046	155,553	130,413
Operating cash flow	45,624	16,186	196,196	168,170
Net financial expenses	(82,960)	(54,530)	(138,744)	(165,753)
Loss in the period	**(34,317)**	**(53,345)**	**(33,042)**	**(52,607)**

Conclusion of Debt Restructuring Program: CFLCL and its subsidiaries Energisa, CENF, Energipe, CELB and Saelpa published, on October 29, 2003, a **Significant Matter Notice**, announcing the conclusion of the program to restructure its debts, in the amount of approximately R$750 million, which will allow for making the maturities of its short-term debts compatible with the respective cash flows and reduce the current spreads on financial operations. This program involved the issuance of debentures (R$130 million), lengthening of bank, supplier and tax debts (R$14 million), subordinating shareholder debts (R$26 million) and a capital increase through a private share subscription (R$20 million) in the parent company CFLCL, as well as lengthening of its subsidiaries' bank, supplier and tax debts, in the amount of approximately R$560 million, of which R$9 million is owed by CENF, R$328 million by Energipe, R$8 million by CELB and R$215 million by Saelpa.

Payment of renegotiated short-term bank debts, in the amount of approximately R$490 million, will be made in up to 54 months (average of 45 months). Interest on 57% of this amount will be equivalent to the Brazilian Long-Term Interest Rate (TJLP) + 7% p.a., and the remaining 43% will be adjusted at an average rate approximately equal to the Interbank Deposit Certificate rate (CDI) + 6% p.a.

Debts with energy suppliers and tax debts, in the amount of approximately R$215 million, were lengthened to up to 120 months, with an average maturity of 95 months. Of this total, 47% will be adjusted according to the Broad Consumer Price Index (IPCA), 14% according to the TJLP - both without interest -, and the remaining 39% will be adjusted according to the General Market Price Index (IGP-M) plus interest of 12% p.a.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The table below presents the pro forma changes in the consolidated Cataguazes-Leopoldina indebtedness, excluding Regulatory Assets:

In R$ million	Position as of 06/30/2003 Prior to Restructuring	Position as of 09/30/2003(*) After Restructuring
Short-Term Bank Debts	498	244
Long-Term Bank Debts	518	844
Total Bank Debts (Short- and Long-Term)	1,016	1,088
Short-Term Bank Debts / Long-Term Bank Debts	49%	22%

(*) Adjusted according to the final debt restructuring operations in October 2003

The current debt restructuring should reestablish short-term liquidity, necessary for the operations of the Cataguazes Leopoldina System, substantially reducing the need for refinancing in coming year.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Equity, commercial and performance indicators, both individual and consolidated, of the electric of the Cataguazes-Leopoldina System energy distribution and generation companies as of September 30, 2003 are as follows:

Equity, Commercial and Performance Indicators

	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo(*)	Consolidated
Number of Employees	708	88	788	221	1,543	65	3,468
Number of Consumers (thousand)	295	79	430	129	820	-	1,753
Electric Energy Sales (GWh)	726	208	1,376	389	1,660	-	4,359
Financial Data (R$ thousand)							
Total Assets	866,674	87,589	1,234,256	99,668	686,674	356,328	2,803,698
Cash and Cash Equivalents	8,660	927	8,552	2,289	5,544	20,762	47,063
Indebtedness	311,199	7,635	388,257	25,541	102,809	200,400	1,099,572
Shareholders' Equity + Minority Stake	311,116	40,784	665,230	25,894	151,650	10,012	761,976
Gross Revenue from Sales and/or Services	194,107	51,021	285,642	64,941	312,684	43,707	925,274
Net Operating Revenue	143,441	35,363	218,962	51,769	237,951	41,637	701,936
Results from Activities	35,495	1,377	50,395	5,011	47,256	16,163	155,553
Cash Flow (EBITDA)	45,624	3,271	60,469	7,322	60,097	19,246	196,196
Net Income (Loss)	(34,317)	663	2,160	2,985	25,788	13,234	(33,042)
EBITDA / Net Revenue	31.8	9.3	27.6	14.1	25.3	46.2	28.0

(*) Consolidated. Cat-Leo Energia is the parent company of Usina Termelétrica de Juiz de Fora, which in the nine-month period ended September 30, 2003 recorded a net income of R$14,575 thousand.

The following are excluded from indebtedness:

1) debts with related parties; and

2) financing agreements referring to Regulatory Assets (R$77,425 thousand in the consolidated figure, of which R$2,052 thousand in the parent company CFLCL, R$8,415 thousand in CENF, R$18,962 thousand in Energipe, R$36,046 thousand in Saelpa and R$11,950 thousand in CELB).

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Consolidated investments surpassed R$153 million and Cat-Leo Energia started up commercial operation of three Small Hydroelectric Plants (PCHs)

In the nine-month period ended September 30, 2003, CFLCL and its subsidiaries CAT-LEO Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$153,790 thousand in the expansion of their electric systems (R$120,303 thousand in the nine-month period ended September 30, 2002), prioritizing investments in power generation (R$94,475 thousand in the nine-month period ended September 30, 2003, compared to R$59,622 thousand in the same period in 2002) and reducing commercial losses. An effort was also made to rationalize investments in reducing technical losses and in electric systems' reliability.

	Energy Losses in 9 Months		
Company	2003	2002	Variation %
CFLCL	10.67	10.88	- 1.9
CENF	7.83	8.52	- 8.1
Energipe	12.40	12.65	- 2.0
CELB	9.48	9.66	- 1.9
Saelpa	20.73	20.65	+ 0.4
Consolidated	**15.00**	**15.01**	**- 0.1**

Another highlight is the conclusion, by the subsidiary CAT-LEO Energia, of the following Small Hydroelectric Plants (PCHs):

PCH	Installed Capacity (MW)	Production Capacity (GWh/Year)	Start-up
Ivan Botelho I (new name of Ponte PCH)	24.3	136.5	May 2003
Túlio Cordeiro de Mello (new name of Granada PCH)	15.8	66.5	July 2003
Ivan Botelho II (new name of Palestina PCH)	12.4	70.0	October 2003
Total	**52.5**	**273.0**	

These are the first three PCHs to begin operation, of the five that are part of energy generation projects of the Cataguazes-Leopoldina System and that are in different stages of construction. With these PCHs in operation, the Cataguazes-Leopoldina System's installed capacity reached 207.5 MW, and its annual production capacity, nearly 1,270 GWh, which represents approximately 22% of its market (based on the first nine months of 2003).

Investments - First 9 months of 2003

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total	Variation % (**)
. Generation	94,475	-	70	-	-	94,545	+ 58.6
. Transmission, Distribution and Other	13,652	2,716	17,353	3,306	22,218	59,245	- 2.4
. **Total**	**108,127**	**2,716**	**17,423**	**3,306**	**22,218**	**153,790**	**+ 27.8**

(*) Includes investment in generation of CAT-LEO Energia (R$89,011 thousand) and Usina Termelétrica de Juiz de Fora (R$2,569 thousand).

(**) Over the same period in 2002

Performance of shares listed on the São Paulo Stock Exchange (Bovespa)

In the nine-month period ended September 30, 2003, CFLCL's class A preferred shares rose 14.2% on Bovespa, compared to a 36.6% climb in the Energy Industry Index (IEE). At the end of September, CFLCL's class "A" preferred shares were quoted at 57.8% of their book value of R$2.37 per thousand shares.

Management.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-09/30/2003	4-06/30/2003
1	Total assets	2,803,698	2,797,498
1.01	Current assets	438,605	545,014
1.01.01	Cash on hand	47,063	31,964
1.01.01.01	Cash and banks	20,557	11,136
1.01.01.02	Marketable securities	11,876	5,803
1.01.01.03	Blocked deposits	14,630	15,025
1.01.02	Credits	301,626	399,177
1.01.02.01	Accounts receivable from Clients/Consumers	270,966	318,071
1.01.02.02	Notes and other accounts receivable	52,738	51,195
1.01.02.03	Renegotiated receivables	9,921	54,510
1.01.02.04	Extraordinary tariff recovery	(79,265)	(76,229)
1.01.02.05	(-) Allowance for doubtful accounts	47,266	51,630
1.01.03	Stocks Inventory	2,699	3,215
1.01.04	Other	87,217	110,658
1.01.04.01	Recoverable taxes	50,852	53,568
1.01.04.02	Low-Income Consumers	9,468	40,153
1.01.04.03	Prepaid expenses	17.493	8,806
1.01.04.04	Other	9,404	8,131
1.02	Long term assets	502,598	423,619
1.02.01	Miscellaneous credits	228,773	162,306
1.02.01.01	Accounts receivable from Clients/Consumers	17,924	16,860
1.02.01.02	Notes and other accounts receivable	42,904	42,562
1.02.01.03	Renegotiated receivables	64,822	4,225
1.02.01.04	Extraordinary tariff recovery	103,123	98,659
1.02.02	Credits with Affiliated Persons		83
1.02.02.01	Credits with Affiliated Companies		
1.02.02.02	Subsidiaries		
1.02.02.03	Other related entities		83
1.02.03	Others	273,825	261,230
1.02.03.01	Judicial deposits	33,528	28,584
1.02.03.02	Tax credits	161,023	164,673
1.02.03.03	Recoverable taxes	16,252	13,764
1.02.03.04	Emergency Energy Rationing Program	41,630	42,823
1.02.03.05	Others	21,392	11,386
1.03	Permanent assets	1,862,495	1,828,865
1.03.01	Investments	10,634	10,776
1.03.01.01	Holdings in affiliates	166	166
1.03.01.01.01	Cataguases Serviços Áereos	166	166
1.03.01.02	Holdings in subsidiaries		
1.03.01.03	Other investments	10,468	10,610
1.03.02	Fixed assets	1,418,423	1,384,895
1.03.02.01	Hydraulic Production	227,780	185,808
1.03.02.02	Transmission System associated to Production	21,298	17,894
1.03.02.03	Distribution of Lines/ Nets/Substations	939,994	928,943
1.03.02.04	Sales	17,277	16,144
1.03.02.05	Administration	84,376	83,018
1.03.02.06	Current fixed assets	205,735	214,860
1.03.02.07	(-) Accumulated Depreciation	(410,851)	(400,266)
1.03.02.08	Premium in incorporated company	538,012	538,012
1.03.02.09	(-)Goodwill premium amortization	(62,686)	(59,171)
1.03.02.10	(-) Special Obligations	(142,512)	(140,347)
1.03.03	Deferred	433,438	433,194
1.03.03.01	Goodwill premium at investments	429,984	430,705
1.03.03.02	Software Acquisition Costs	4,325	3,219
1.03.03.03	(-) Accumulated Amortization	(871)	(730)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-09/30/2003	4-06/30/2003
2	Total liabilities	2,803,698	2,797,498
2.01	Current liabilities	635,090	997,224
2.01.01	Loans and financing	280,069	473,549
2.01.02	Debentures	46,689	42,879
2.01.03	Suppliers	128,182	166,367
2.01.04	Taxes, fees and contributions	84,998	199,315
2.01.04.01	VAT (ICMS) payable	23,496	26,808
2.01.04.02	Social charges payable	3,227	5,158
2.01.04.03	Income tax and social contributions payable	5,392	5,994
2.01.04.04	Social contribution (PIS / Cofins) payable	15,888	21,273
2.01.04.05	Income tax withheld at the source	1,247	9,623
2.01.04.06	INSS payments	2,638	2,537
2.01.04.07	VAT ICMS payments	26,186	119,399
2.01.04.08	PIS / Cofins payments	5,860	4,024
2.01.04.09	Income tax and social contributions payments	88	2,128
2.01.04.10	Others	976	2,371
2.01.05	Dividends payable		
2.01.06	Provisions	17,203	16,345
2.01.06.01	Provisions for vacations and salaries	17,203	16,345
2.01.07	Debt owed to affiliates		
2.01.08	Others	77,949	98,769
2.01.08.01	Salaries payable	859	854
2.01.08.02	Consumer charges payable	6,180	6,363
2.01.08.03	Interest on own capital payable	2,429	2,897
2.01.08.04	Incumbency of debts	10,290	5,758
2.01.08.05	Low-Income Consumers	39,995	46,610
2.01.08.06	Others	18,196	36,287
2.02	Long term liability	1,406,632	1,040,562
2.02.01	Loans and financing	732,570	466,112
2.02.02	Debentures	107,379	113,348
2.02.03	Provisions	95,173	90,041
2.02.04	Debt owed to affiliates	159,478	157,621
2.02.05	Others	312,032	213,440
2.02.05.01	Suppliers	63,084	67,794
2.02.05.02	Taxes payable	167,363	64,771
2.02.05.03	Provision for actuarial deficit	46,722	47,016
2.02.05.04	Emergency Energy Rationing Program	30,733	30,733
2.02.05.05	Others	4,130	3,126
2.03	Results of future periods		
2.04	Minority participation	486,701	476,042
2.05	Net equity	275,275	283,670
2.05.01	Paid in capital	354,335	354,335
2.05.01.01	Common stocks	135,574	135,574
2.05.01.02	Preferred stocks A	218,090	218,090
2.05.01.03	Preferred stocks B	671	671
2.05.02	Capital reserve	31,139	31,139
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,388	6,388
2.05.02.05	Investment subsidy reserve	9,927	9,927
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	-	-
2.05.04.01	Legal reserve	-	-

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-09/30/2003	4-06/30/2003
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profit	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(110,199)	(101,804)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	5-01/01/2002 to 09/30/2002
3.01	Gross revenue from sales/services	333,303	925,274	304,252	760,403
3.01.01	Gross revenue in the year	333,303	925,274	272,527	786,802
3.01.02	Extraordinary tariff recovery adjustment			8,912	(11,904)
3.01.03	Electricity sales - MAE adjusted			22,813	(14,495)
3.02	Deductions from gross revenue	(80,642)	(223,338)	(61,997)	(172,598)
3.02.01	Invoiced ICMS	(61,200)	(168,541)	(47,272)	(134,379)
3.02.02	Pis, Cofins, and ISS	(16,212)	(44,926)	(11,590)	(29,071)
3.02.03	Quotas to the Global Reversion Reserve - RGR	(3,230)	(9,871)	(3,135)	(9,148)
3.03	Net revenue from sales/services	252,661	701,936	242,255	587,805
3.04	Cost of goods/services sold	(202,510)	(546,383)	(185,257)	(457,392)
3.04.01	Personnel	(24,579)	(72,830)	(23,694)	(69,874)
3.04.02	Material	(3,466)	(10,274)	(4,811)	(11,198)
3.04.03	Services rendered by third parties	(11,549)	(33,901)	(15,745)	(41,441)
3.04.04	Electric energy purchased for resale	(108,950)	(300,167)	(93,836)	(263,424)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment			(880)	6,438
3.04.06	Electric energy purchased-MAE reversal			(4,561)	35,552
3.04.07	Royalties on Hydro Resources	(36)	(186)	(32)	(186)
3.04.08	Electric Potency Transportation Charge	(17,164)	(47,931)	(15,644)	(43,656)
3.04.09	Depreciation / Amortization	(13,826)	(40,643)	(12,490)	(37,757)
3.04.10	Fuel quota equalization -CCC	(10,346)	(34,129)	(9,926)	(24,808)
3.04.11	Provision (reversion) for contingencies	(8,634)	7,854	623	5,902
3.04.12	Other expenses	(3,960)	(14,176)	(4,261)	(12,940)
3.05	Earnings before interest and taxes (EBIT)	50,151	155,553	56,998	130,413
3.06	Other operating expenses	(43,504)	(151,310)	(74,816)	(180,542)
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial results	(40,356)	(138,744)	(69,951)	(165,753)
3.06.03.01	Financial revenue	43,982	97,514	4,086	18,600
3.06.03.02	Financial expenses	(84,338)	(236,258)	(74,037)	(184,353)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	(3,148)	(12,586)	(4,865)	(14,789)
3.06.05.01	Premium Amortization	(3,148)	(12,586)	(4,865)	(14,789)
3.06.06	Equity adjustment result		20		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	5-01/01/2002 to 09/30/2002
3.07	Operating income	6,647	4,243	(17,818)	(50,129)
3.08	Non-operating income	214	861	422	(1,893)
3.08.01	Revenue	1,610	3,658	451	1,409
3.08.02	Expenses	(1,396)	(2,797)	(29)	(3,302)
3.09	Earning before tax / profit-sharing	6,861	5,104	(17,396)	(52,022)
3.10	Provision for income tax and social contribution	(4,597)	(20,609)	9,195	16,211
3.10.01	Social contribution	(1,372)	(5,589)	2,506	4,188
3.10.02	Income tax	(3,225)	(15,020)	6,689	12,023
3.11	Deferred income tax				
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversion of interest on own capital				
3.14	Minority participation	(10,659)	(17,537)	1,912	(16,796)
3.15	Net income	(8,395)	(33,042)	(6,289)	(52,607)
	Number of shares, ex. Treasury (THOUSAND)	131,239,066	131,239,066	124,572,399	124,572,399
	Earnings per Share				
	Loss per share	(0,00006)	(0,00025)	(0,00005)	(0,00042)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)		9- Number of shares held in previous quarter (THOUSAND REAIS)	
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.47	15,58
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,509		57,509	
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	99.99
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991		18,991	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	4,571.44
14 - ISSUED AMOUNT (THOUSAND REAIS)	13,714
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	6,968.65
14 - ISSUED AMOUNT (THOUSAND REAIS)	17,422
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	71.98
14 - ISSUED AMOUNT (THOUSAND REAIS)	47,766
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	70.40
14 - ISSUED AMOUNT (THOUSAND REAIS)	75,166
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A - Energipe, CELB - Companhia Energética da Borborema, and Saelpa - Sociedade Anônima de Eletrificação da Paraíba.

Income Statement (in R$ thousands)
- Accumulated 3rd Quarter of 2003 -

	Energipe		CELB		Saelpa	
	2003	2002	2003	2002	2003	2002
Gross Revenue	**285,642**	**225,778**	**64,808**	**58,041**	**312,128**	**288,866**
Extraordinary tariff recovery adjustment	-	(4,491)	133	(1,688)	556	(6,065)
Electricity sales - MAE adjusted	-	-	-	-	-	-
Invoiced ICMS	(50,428)	(40,634)	(9,826)	(7,802)	(56,906)	(46,033)
PIS, Cofins and ISS	(13,361)	(8,080)	(3,018)	(2,056)	(14,541)	(10,322)
Quotas for the Global Reversal Reserve	(2,891)	(2,634)	(328)	(282)	(3,286)	(2,894)
Net Revenue	**218,962**	**169,939**	**51,769**	**46,213**	**237,951**	**223,552**
Personnel	(21,566)	(18,414)	(4,670)	(4,554)	(25,251)	(26,506)
Material	(2,797)	(2,519)	(629)	(979)	(3,839)	(4,595)
Third Party Services	(8,773)	(10,897)	(2,895)	(3,524)	(15,013)	(17,822)
Energy Purchased for Resale	(95,936)	(70,817)	(27,339)	(22,569)	(114,874)	(105,569)
Energy purchased-Extraordinary tariff recovery adjustment	-	1,981	-	578	-	2,913
Energy purchased-MAE reversal	-	-	(7)	-	(44)	35,552
Electricity Potency Transportation	(13,792)	(12,977)	(4,048)	(3,972)	(20,844)	(20,445)
Depreciation / Amortization	(10,074)	(9,913)	(2,311)	(2,198)	(12,841)	(11,321)
CCC - Fuel Consumption Account	(11,289)	(8,586)	(3,180)	(2,801)	(9,396)	(5,686)
Provision for Doubtful Accounts and Contingencies	(790)	9,307	(1,134)	(119)	16,408	(1,607)
Other Expenses	(3,550)	(3,043)	(545)	(338)	(5,001)	(4,317)
Result for the Electricity Activities	**50,395**	**44,061**	**5,011**	**5,737**	**47,256**	**64,149**
Financial Revenue	16,240	2,705	6,042	3,011	46,974	10,237
Financial Expenses	(66,703)	(55,630)	(6,508)	(10,884)	(55,494)	(27,851)
Result of the Equity Adjustment	12,302	10,516	-	-	-	-
Premium Amortization	(10,545)	(11,004)	-	-	-	-
Operating Result	**1,689**	**(9,352)**	**4,545**	**(2,136)**	38,736	**46,535**
Non-Operating Revenue	1,182	115	237	62	1,037	392
Non-Operating Expense	(711)	64	(275)	(30)	(740)	119
Result before Income Tax and Social Contribution	**2,160**	**(9,173)**	**4,507**	**(2,104)**	39,033	**47,046**
Income Tax and Social Contribution	-	4,387	(1,522)	531	(13,245)	(14,893)
Net Income (loss)	**2,160**	**(4,786)**	**2,985**	**(1,573)**	25,788	**32,153**

17.01 - REPORT OF THE SPECIAL REVISION - WITHOUT EXCEPTION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the
Shareholders and Management of
Companhia Força e Luz Cataguazes Leopoldina
Cataguazes - MG

1. We have performed a special review of the quarterly financial information (ITR) of Companhia Força e Luz Cataguazes Leopoldina ("the Company") and its subsidiaries, consisting of the balance sheet as of September 30, 2003, and the statements of income for the quarter and nine-month period then ended, Parent Company and consolidated, the performance report and relevant information, prepared in conformity with Brazilian accounting practices. This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or might have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices established by corporate law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. As discussed in Note 4, as of September 30, 2003 the Company and its subsidiaries have recorded, in current and long-term assets, receivables in the amount of R$12,674 thousand (Parent Company) and R$29,113 thousand (Consolidated), related to sales of energy in the Wholesale Energy Market - MAE ("spot market"). A significant portion of these receivables are linked to injunctions granted to energy sector companies due to lawsuits questioning the interpretation of the rules in the spot market, and therefore, may be subject to changes depending on the final outcome of the lawsuits.

17.01 - REPORT OF THE SPECIAL REVISION - WITHOUT EXCEPTION

5. As of September 30, 2003, the Company has negative working capital of R$126,345 thousand and R$196,485 thousand, Parent Company and consolidated, respectively. The Company's loans and financing debts amounts to R$310,592 thousand and R$1,166,707 thousand, Parent Company and consolidated, which has contributed to adversely impact its financial position and, consequently, the results of operations of the Company and its subsidiaries. As discussed in Note 1, this year management started a process for rescheduling the debt from short to long-term with financial institutions, shareholders, suppliers and tax authorities. In management's opinion, this debt rescheduling process, concluded in October 2003, together with internal projections which indicate future positive results in the medium and long term, will be sufficient to provide the liquidity required for the maintenance of the Company's and its subsidiaries' operations.

6. The balance sheets as of June 30, 2003, Parent Company and consolidated, presented for comparative purposes, were reviewed by us, and our review report thereon, dated August 5, 2003, was unqualified and contained emphasis paragraphs as to the matters mentioned in paragraphs 4 and 5. The statements of income, Parent Company and Consolidated, for the quarter and nine-month periods ended September 30, 2002, also presented for comparative purposes, were reviewed by us, and our review report thereon, dated November 11, 2002, was unqualified and contained emphasis paragraphs as to the matter mentioned in paragraph 4 and the disclosure, in the explanatory notes, of the impacts of Law No. 10438 which established the extraordinary tariff adjustment for the energy rationing period.

The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, November 3, 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marcelo Cavalcanti Almeida
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	6-01/01/2002 to 09/30/2002
3.01	Gross revenue from sales/services	21,158	51,021	15,914	44,915
3.02	Deductions from gross revenue	(7,474)	(15,658)	(3,897)	(10,613)
3.02.01	Invoiced VAT (ICMS)	(6,305)	(12,741)	(3,144)	(8,460)
3.02.02	Social contributions (PIS/COFINS)	(982)	(2,370)	(581)	(1,639)
3.02.03	Quotas to the Global Reversion Reserve - *(RGR)*	(187)	(547)	(172)	(514)
3.03	Net revenue from sales/services	13,684	35,363	12,017	34,302
3.04	Cost of goods/services sold	(12,895)	(33,986)	(9,613)	(26,761)
3.04.01	Personnel	(779)	(2,340)	(680)	(2,094)
3.04.02	Material	(185)	(385)	(198)	(410)
3.04.03	Services rendered by third parties	(1,754)	(5,330)	(1,942)	(5,510)
3.04.04	Electric Energy purchased for resale	(10,183)	(20,920)	(4,828)	(13,531)
3.04.05	Electric Energy purchased-Extraordinary tariff recovery adjustment	0	0	(49)	202
3.04.06	Depreciation and amortization	(651)	(1,894)	(606)	(1,788)
3.04.07	Fuel quota equalization - CCC	(810)	(2,386)	(735)	(1,869)
3.04.08	Other expenses	1,467	(731)	(575)	(1,761)
3.05	Earnings before interest and taxes (EBIT)	789	1,377	2,404	7,541
3.06	Other Operating expenses/revenues	326	(300)	(1,410)	(1,511)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	326	(300)	(1,410)	(1,511)
3.06.03.01	Financial revenue	2,118	5,601	1,397	2,173
3.06.03.02	Financial expenses	(1,792)	(5,901)	(2,807)	(3,684)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity income result	0	0	0	0
3.07	Operating income	1,115	1,077	994	6,030
3.08	Non-operating income	48	(9)	(34)	(31)
3.08.01	Revenue	190	266	27	60
3.08.02	Expenses	(142)	(275)	(61)	(91)
3.09	Income before Tax/profit-sharing	1,163	1,068	960	5,999
3.10	Provision for income tax and social contribution	(407)	(405)	(397)	(2,038)
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF *SUBSIDIARY/AFFILIATE* (*THOUSAND REAIS*)

1-CODE	2 - DESCRIPTION	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	6-01/01/2002 to 09/30/2002
3.12	Profit sharing/statutory contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income	756	663	563	3,961
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0.00782	0.00686	0.00582	0.04096
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	6-01/01/2002 to 09/30/2002
3.01	Gross revenue from sales/services	0	0	0	0
3.02	Deductions from gross revenue	0	0	0	0
3.03	Net revenue from sales/services	0	0	0	0
3.04	Cost of goods/services sold	0	0	0	0
3.05	Gross operating profit	0	0	0	0
3.06	Operating expenses/revenue	5,346	836	(6,274)	(5,670)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	(13)	(104)	(22)	(201)
3.06.03	Financial results	(109)	(292)	(71)	(44)
3.06.03.01	Financial revenue	10	32	3	30
3.06.03.02	Financial expenses	(119)	(324)	(74)	(74)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	(282)	(918)	(218)	(657)
3.06.05.01	Goodwill amortization	(282)	(918)	(218)	(657)
3.06.06	Equity adjustment result	5,750	2,150	(5,963)	(4,768)
3.07	Operating income	5,346	836	(6,274)	(5,670)
3.08	Non-operating income	0	0	0	0
3.08.01	Revenue	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Tax/profit-sharing	5,346	836	(6,274)	(5,670)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2003 to 09/30/2003	4-01/01/2003 to 09/30/2003	5-07/01/2002 to 09/30/2002	6-01/01/2002 to 09/30/2002
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on capital	0	0	0	0
3.15	Net income /loss	5,346	836	(6,274)	(5,670)
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE	0.14094	0.02204		
	LOSS PER SHARE			(0.16541)	(0.14948)

18.02 - COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

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